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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer announces the selection of Super Tucano as the new platform for the Panamian National Air and Naval Service

•	Panama joins seven other Latin American countries that have chosen the Super Tucano as their main aircraft for the country's surveillance

Rio de Janeiro, Brazil, April 02, 2024 – Embraer (NYSE: ERJ/ B3: EMBR3), a global leader in the aerospace industry, announced today at LAAD Defence & Security the selection of the Super Tucano aircraft as the new surveillance and protection platform for Panama's National Air and Naval Service (SENAN). The announcement, which is part of the entity's program to structure and expand operational capacity, will largely benefit the national security project underway in the country.

"It is an honor for Embraer to have its aircraft selected by the Panamanian National Air and Naval Service and Ministry of Public Security. The Super Tucano is a world leader in its category and will certainly be able to leverage the surveillance, reconnaissance and protection capabilities of Panamanian territory," said Bosco da Costa Junior, President and CEO of Embraer Defense & Security. "Embraer is a strong ally in supporting Panama’s mission to maintain national sovereignty and ensure that its society has its natural wealth and rights preserved."

With Panama's announcement in late March, the country became the eighth Latin American nation to choose the Super Tucano, along with Brazil, Chile, Colombia, Ecuador, Paraguay, Uruguay and the Dominican Republic. Thanks to its operational flexibility and robustness, the aircraft is used for various missions, such as control of illicit activities, border monitoring, reconnaissance, and advanced training.

The Super Tucano is the global leader in its category, with over 290 orders and more than 580,000 flight hours. Currently, 20 air forces have selected the Super Tucano, and other nations have already shown their interest in the platform due to its combination of reliability, availability, robustness and low operating costs.

The Super Tucano is designed for air forces looking for a proven, comprehensive, efficient, reliable, and cost-effective solution on a single platform, coupled with great operational flexibility. The aircraft operates in a wide range of missions, such as air patrol, special operations, air and tactical coordinator (TAC), ISR, border surveillance, reconnaissance, air escort, and basic, operational, and advanced pilot training.

Images: https://embraer.bynder.com/share/399A73B3-8E09-4B62-ADC4DEF79FBC8D61/

About Embraer

Embraer is a global aerospace company headquartered in Brazil, with businesses in Commercial and Executive Aviation, Defense and Security, and Agricultural Aviation. The company designs, develops, manufactures, and markets aircraft and systems, providing comprehensive after-sales services and support.

Since its founding in 1969, Embraer has delivered over 9,000 aircraft. On average, one Embraer-manufactured aircraft takes off every 10 seconds somewhere in the world, transporting over 150 million passengers annually.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and the top exporter of high-value-added goods in Brazil. The company maintains industrial units, offices, service, and parts distribution centers across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations